Exhibit 99.1

AKUMIN ANNOUNCES ACCEPTANCE OF ITS

MANAGEMENT CEASE TRADE ORDER APPLICATION

Plantation, FL — August 23, 2021 — Akumin Inc. (NASDAQ/TSX: AKU) (“Akumin”) today announced that the Ontario Securities Commission (the “OSC”), as Akumin’s principal regulator, on August 20, 2021 granted Akumin’s previously announced application for the imposition of a management cease trade order under National Policy 12-203 – Management Cease Trade Orders (“NP 12-203”).

Akumin made the application in connection with its default with respect to having not filed its interim financial report for the quarter ended June 30, 2021 along with the related management’s discussion and analysis and CEO and CFO certificates (collectively, the “Required Reports”) by the reporting deadline of August 16, 2021. The management cease trade order is to remain in place until two full business days after Akumin files the Required Reports and restricts all trading by Riadh Zine, Akumin’s President and CEO, and Mohammad Saleem, Akumin’s CFO, in securities of Akumin.

Akumin applied for a management cease trade order as an alternative to the imposition by the OSC of a full cease trade order. The management cease trade order prevents the officers and/or directors named in the order from trading in Akumin’s securities but does not affect the ability of other shareholders, including the public, to trade in securities of Akumin.

As previously announced, Akumin’s filing of the Required Reports has been delayed as both management and its external auditors, Ernst & Young LLP, agreed that additional information and analysis is necessary to complete the Required Reports and Ernst & Young’s review of such Required Reports. The additional information and analysis relates to additional credit losses against accounts receivable with respect to prior years. Akumin is continuing to work to complete the preparation of the analysis to conclude and facilitate the review of the Required Reports at the earliest possible date and currently expects to be in a position to file the Required Reports within 60 days of the original filing deadline, being October 15, 2021.

Akumin confirms that it will satisfy the provisions of the alternative information guidelines under NP 12-203 by issuing bi-weekly default status reports in the form of news releases for so long as it remains in default of the above-noted filing requirements.

About Akumin Inc.

Akumin Inc. is a leading provider of freestanding, fixed-site outpatient diagnostic imaging services in the United States with a network of 137 owned and/or operated imaging centers located in Florida, Texas, Pennsylvania, Delaware, Illinois, Kansas, Georgia, and Massachusetts. By combining our clinical expertise with the latest advances in technology and information systems, our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders and may reduce unnecessary invasive procedures, minimizing the cost and amount of care for patients. Our imaging procedures include MRI, CT, positron emission tomography (PET), ultrasound, diagnostic radiology (X-ray), mammography, and other interventional procedures. For more information, visit www.akumin.com.

For more information relating this press release, please contact:

R. Jeffrey White

Investor Relations

1-866-640-5222

jeffrey.white@akumin.com

Forward Looking Information

Certain statements contained in this press release may constitute forward-looking information. These statements relate to future events or future performance. The use of any of the words “could”, “intend”, “expect”, “believe”, “will”, “projected”, “estimated”, “proposed” and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on Akumin’s current belief or assumptions as to the outcome and timing of such future events. In particular, this release contains forward-looking information relating to the anticipated filing of the financial statements. Such forward-looking information are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements, including, but not limited to, the risks described in greater detail in the “Risk Factors” section of Akumin’s Annual Information Form dated March 31, 2021, which is available at www.sedar.com and www.sec.gov. These risks are not intended to represent a complete list of the risks that could affect Akumin; however, these risks should be considered carefully. Further, various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to Akumin. The forward-looking information contained in this release is made as of the date hereof and Akumin is not obligated to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on forward-looking information. The foregoing statements expressly qualify any forward-looking information contained herein.

The TSX has not in any way passed upon the merits of and has neither approved nor disapproved the contents of this news release.

# # #